SO 3/8/03

03012555

SECUR[ITIES AND EXCHANGE COM]MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 25 2003 WASH. D.C. 155

SEC FILE NUMBER
~~8-046259~~ 8-51367

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BancorpSouth Investment Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 East Captiol Street
(No. and Street)

Jackson	MS	39201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan R Leach	601-592-4905
Linda L Norrid	601-592-4911
	(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG Peat Marwick LLP Suite 1100 One Jackson PLace
(Name – *if individual, state last, first, middle name*)

188 East CApitol Street	Jackson	MS	39201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan R Leach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BancorpSouth Investment Services Inc, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

MISSISSIPPI STATEWIDE NOTARY PUBLIC
MY COMMISSION EXPIRES FEB. 28, 2004
BONDED THRU STEGALL NOTARY SERVICE

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

Suite 1100
One Jackson Place
188 East Capitol Street
Jackson, MS 39201

Independent Auditors' Report

The Board of Directors and Stockholder
BancorpSouth Investment Services, Inc.:

We have audited the accompanying balance sheets of BancorpSouth Investment Services, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth Investment Services, Inc. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2002 financial statements taken as a whole.

KPMG LLP

January 24, 2003

BANCORPSOUTH INVESTMENT SERVICES, INC.

Balance Sheets

December 31, 2002 and 2001

Assets		2002	2001
Cash and cash equivalents (note 2)	$	815,033	582,777
Commissions receivable from clearing organization		66,040	72,359
Deposit with clearing organization		75,000	75,000
Income taxes receivable		—	25,881
Deferred income taxes (note 5)		3,000	11,988
Prepaid expenses and other assets		150,555	187,089
Furniture and equipment, net		95,332	54,670
	$	1,204,960	1,009,764
Liabilities and Stockholder's Equity			
Liabilities:			
Accrued compensation	$	66,881	73,038
Income taxes payable		17,631	—
Other liabilities		75,984	95,505
Due to affiliated companies, net (note 2)		3,028	33,428
Total liabilities		163,524	201,971
Stockholder's equity (note 3):			
Common stock, without par value; 1 share authorized, issued and outstanding		—	—
Additional paid-in capital		1,500,000	1,000,000
Accumulated deficit		(458,564)	(192,207)
Total stockholder's equity		1,041,436	807,793
	$	1,204,960	1,009,764

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Operations

Years ended December 31, 2002 and 2001

		2002	2001
Income:			
Commissions	$	2,185,808	2,609,626
Interest		106,404	114,982
Other		13,997	18,928
		2,306,209	2,743,536
Expenses:			
Salaries and employee benefits		1,623,790	1,821,258
Office occupancy and equipment		57,051	41,079
Supplies		39,467	44,513
Clearing organization fees		363,583	373,548
Consulting fees		138,124	97,822
Registration fees and professional dues		355,703	278,065
Postage		23,690	25,919
Marketing and advertising		6,380	12,237
Other		126,278	193,072
		2,734,066	2,887,513
Loss before income taxes		(427,857)	(143,977)
Income tax benefit (note 5)		161,500	52,400
Net loss	$	(266,357)	(91,577)

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Changes in Stockholder's Equity

Years ended December 31, 2002 and 2001

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholder's equity
Balance at December 31, 2000	$	—	1,000,000	(100,630)	899,370
Net loss		—	—	(91,577)	(91,577)
Balance at December 31, 2001		—	1,000,000	(192,207)	807,793
Contribution of capital		—	500,000	—	500,000
Net loss		—	—	(266,357)	(266,357)
Balance at December 31, 2002	$	—	1,500,000	(458,564)	1,041,436

See accompanying notes to financial statements.

BANCORPSOUTH INVESTMENT SERVICES, INC.

Statements of Cash Flows

Years ended December 31, 2002 and 2001

		2002	2001
Cash flow from operating activities:			
Net loss	$	(266,357)	(91,577)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation		22,609	10,988
Decrease (increase) in assets:			
Commissions receivable from clearing organization		6,319	13,954
Due from affiliated companies, net		(30,400)	34,428
Income taxes receivable		25,881	(25,881)
Deferred income taxes		8,988	6,567
Prepaid expenses and other assets		36,534	(173,109)
Increase (decrease) in liabilities:			
Accrued compensation		(6,157)	(76,174)
Income taxes payable		17,631	(2,086)
Other liabilities		(19,521)	84,078
Net cash used in operating activities		(204,473)	(218,812)
Cash flows from investing activities:			
Capital expenditures		(63,271)	(51,581)
Net cash used in investing activities		(63,271)	(51,581)
Cash flows from financing activities:			
Contribution of capital		500,000	—
Net cash provided by financing activities		500,000	—
Net increase (decrease) in cash and cash equivalents		232,256	(270,393)
Cash and cash equivalents at beginning of year		582,777	853,170
Cash and cash equivalents at end of year	$	815,033	582,777

See accompanying notes to financial statements.

(1) Organization and Summary of Significant Accounting Policies

(a) *Organization*

BancorpSouth Investment Services, Inc. (the Company), a wholly-owned subsidiary of BancorpSouth Bank (the Bank), was organized for the purposes of providing investment advice and engaging in the buying, selling and dealing in or with various securities or any interest therein. The Company is registered as a broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

(b) *Commissions*

Commissions and related clearing expenses are recognized on a trade-date basis as security transactions occur.

(c) *Income Taxes*

The Company's results of operations are included in the consolidated Federal and State income tax return filed by BancorpSouth, Inc., parent of the Bank. Taxes are allocated to each subsidiary member of the consolidated group at the maximum Federal and State statutory rates for each subsidiary's taxable income or loss. The allocation of the tax benefit for the Company's net loss is paid to the Company by its parent. The allocation of tax expense for the Company's net income is paid to the parent by the Company.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the deferred tax assets or liabilities are expected to be recovered or settled.

(d) *Cash Equivalents*

The Company considers only cash and money market mutual funds to be cash equivalents.

(e) *Prepaid Expenses and Other Assets*

From time to time, the Company enters into loan agreements with its brokers, which are generally conditioned upon a service commitment. Advances under these agreements are forgiven upon fulfillment of the broker's contractual service commitment, but are due in full if such commitment is not fulfilled. Advances under such arrangements are amortized to expense using the straight-line method over the related commitment period.

(f) *Furniture and Equipment*

Furniture and equipment are stated at cost and are depreciated on the straight-line method using estimated useful lives of three to seven years.

(g) ***Estimates***

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results sometimes differ from those estimates.

(h) ***Reclassifications***

Reclassifications have been made in the 2001 financial statements to conform with the 2002 presentation.

(2) Affiliated Companies

Certain operating expenses are paid by the Bank for the Company and certain compensation expenses are paid by the Company for the Bank. At December 31, 2002, the Company was liable to the Bank for operating expense reimbursements totaling $3,028. At December 31, 2001, the Company was liable to the Bank for operating expense reimbursements totaling $33,428. Additionally, the Company had $45,318 and $15,623 of cash on deposit with the Bank at December 31, 2002 and 2001, respectively.

(3) Net Capital Requirements

In accordance with regulations of the Securities and Exchange Commission, the Company must maintain minimum net capital, as defined, such that the ratio of aggregate indebtedness, as defined, to net capital does not exceed 15 to 1. At December 31, 2002 and 2001, the Company's net capital exceeded required capital by $491,065 and $238,736, respectively. The ratio of aggregate indebtedness to net capital was .22 to 1 and .41 to 1 at December 31, 2002 and 2001, respectively. The Company is currently dependent on its parent to ensure ongoing compliance with the minimum capital requirements.

(4) Subordinated Debt

The Company had no subordinated debt at December 31, 2002 and 2001 or at any time during the years ended December 31, 2002 and 2001.

(Continued)

BANCORPSOUTH INVESTMENT SERVICES, INC.

Notes to Financial Statements

December 31, 2002 and 2001

(5) Income Taxes

The current and deferred components of income tax expense (benefit) follow:

		2002	2001
Current:			
Federal	$	(148,121)	(51,256)
State		(22,367)	(7,711)
		(170,488)	(58,967)
Deferred:			
Federal		7,821	5,709
State		1,167	858
		8,988	6,567
	$	(161,500)	(52,400)

The differences between the income tax expense (benefit) shown on the statements of operations and the amounts computed by applying the Federal income tax rate of 35% in 2002 and 2001 to losses before income taxes follow:

		2002	2001
Expected income tax expense (benefit)	$	(149,750)	(50,392)
State income taxes, net		(13,780)	(4,433)
Nondeductible expenses		2,248	2,647
Other, net		(218)	(222)
	$	(161,500)	(52,400)

The tax effects of temporary differences that gave rise to significant portions of the deferred tax asset follow:

		2002	2001
Start-up/organizational costs	$	772	1,863
Accrued vacation		12,623	12,623
Bank premises and equipment, principally due to differences in depreciation		(1,155)	(2,498)
Prepaid expense		(9,240)	—
Deferred tax asset	$	3,000	11,988

Schedule 1

BANCORPSOUTH INVESTMENT SERVICES, INC.

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital
Under Rule 15c3-1

December 31, 2002

Net capital:				
Stockholder's equity			$	1,041,436
Less nonallowable assets				
Advisory fees receivable	$	36,620		
Deferred income taxes		3,000		
Prepaid expenses		146,931		
Furniture and equipment, net		95,332		
Other assets		3,000		
				284,883
Less haircuts				15,488
Net capital			$	741,065
Net capital requirement			$	250,000
Net capital in excess of required amount				491,065
Net capital			$	741,065
Aggregate indebtedness			$	163,524
Ratio of aggregate indebtedness to net capital				.22 to 1

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2002, as filed by the Company in January 2003.

See accompanying independent auditors' report.

Schedule 2

BANCORPSOUTH INVESTMENT SERVICES, INC.

Computation of Determination of the Reserve
Requirement Under Exhibit A of
Rule 15c3-3

December 31, 2002 and 2001

The Company is exempt from the reserve requirements and the related computations for the determination thereof under paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities and Exchange Act of 1934 because the Company, as an introducing broker and dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintained and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as were customarily made and kept by a clearing broker or dealer.

See accompanying independent auditors' report.

Schedule 3

BANCORPSOUTH INVESTMENT SERVICES, INC.

Information for Possession or Control
Requirements Under Rule 15c3-3

December 31, 2002

	Market value	Number of items
Information for possession or control requirements:		
Customers' fully-paid and excess-margin securities not in the Company's possession or control as of December 31, 2002 for which instructions to reduce to possession or control had been issued as of December 31, 2002 for which the required action was not taken within the time frames specified under Rule 15c3-3.	None	None
Customers' fully-paid and excess-margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2002, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3; subsequently reduced to possession or control by the Company.	None	None

See accompanying independent auditors' report.